                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 14D-9
                               (AMENDMENT NO. 5)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 WAVERLY, INC.
                           (NAME OF SUBJECT COMPANY)

                                 WAVERLY, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $2.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   943614107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             EDWARD B. HUTTON, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            351 WEST CAMDEN STREET
                          BALTIMORE, MARYLAND  21117
                                 (410) 528-4000
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                             MICHAEL P. ROGAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                          WASHINGTON, D.C. 20005-2111
                                 (202) 371-7000
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     This Amendment No. 5 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 of Waverly, Inc., a Maryland corporation (the "Company"), filed with the Securities and Exchange Commission on February 18, 1998, as amended, relating to the tender offer for all outstanding shares of common stock, par value $2.00 per share (the "Shares"), of the Company (the "Offer"), by MP Acquisition Corp., a Maryland corporation ("Newco") and an indirect wholly owned subsidiary of Wolters Kluwer U.S. Corporation, a Delaware corporation ("Wolters Kluwer"). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 is hereby amended by adding thereto the following:

     On May 18, 1998, the Company issued a press release announcing, among other things, that the Hart-Scott-Rodino review period by the Department of Justice in conjunction with the sale of the Company to Wolters Kluwer expired at 11:59 p.m. on Sunday, May 17, 1998, without any further government action. The Company also announced that it has been advised that Wolters Kluwer expects to purchase all shares tendered into its cash tender offer shortly after the expiration of the Offer at midnight (EDT) Tuesday, May 19, 1998.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended by the addition of the following exhibit thereto:

     Exhibit 11:    Text of Press Release dated May 18, 1998.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 18, 1998

                                   WAVERLY, INC.

                                   By: /s/ Edward B. Hutton, Jr.
                                       --------------------------------
                                   Name:  Edward B. Hutton, Jr.
                                   Title: President and Chief Executive
                                            Officer

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                                 EXHIBIT INDEX
                                 -------------

Exhibit No.         Description
-----------         -----------

Exhibit 11          Text of Press Release dated May 18, 1998.
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                                                  Exhibit 11
                                                  ----------


                           [Waverly, Inc. Letterhead]


May 18, 1998                       PRESS RELEASE
For Immediate Release:             Contact for Financial Information:
                                   E. Philip Hanlon, Chief Financial Officer
                                   (410) 528-4389



                  WAVERLY ANNOUNCES EXPIRATION OF HSR REVIEW

Baltimore, MD...Waverly, Inc. (NASDAQ:WAVR) announced today that the Hart-Scott-Rodino (HSR) review period by the Department of Justice in conjunction with the sale of the Company to Wolters Kluwer expired at 11:59 p.m. on Sunday, May 17, 1998, without any further government action. The Company has been advised that Wolters Kluwer expects to purchase all shares tendered into its cash tender offer shortly after the expiration of the offer at midnight (EDT) Tuesday, May 19, 1998.

The Company also announced today that it filed its SEC 10Q for the three months ended March 31, 1998. Revenues for the period were $38.3 million, down 2% from the prior year. The Company recorded a net loss of $1.6 million, or $0.18, for basic earnings per share compared with net income of $684,000, or $0.08, for basic earnings per share ($0.07 on a diluted per-share basis) for the same period last year. The results in the current year include $900,000 in costs associated with the sale of the Company to Wolters Kluwer. The Quarter's results are below the comparable quarter in the prior year because of anticipated lower revenues in book publishing, especially in southeast Asia and Germany.